AUSTRAL PACIFIC ENERGY LTD.
284 Karori Rd
Karori
Wellington
NEW ZEALAND

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of shareholders of Austral Pacific Energy Ltd. (the "Company") will be held on:

Tuesday, May 2, 2006 at 3:00 pm (New Zealand time)
Ballroom A (6th floor) of the Duxton Hotel, 170 Wakefield Street, Wellington, New Zealand

for the following purposes:

ANNUAL MATTERS

1.	Financial Statements – To receive the consolidated financial statements for the year ending December 31, 2005, together with the auditor’s report thereon;

2.	Election of Directors – To fix the number of directors and to elect the directors for the coming year;

3.	Appointment of Auditor – To appoint an auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

SPECIAL MATTERS

1.

Adoption of Share Option Plan – To consider and if thought fit, approve an ordinary resolution to adopt the 2006 Share Option Plan, as more particularly set out in the attached Management Proxy Circular, under which a maximum of 10% of the issued and outstanding shares of the Company will be reserved for issuance as options at any time;

2.

Continuation (Legal Migration) – To consider and if thought fit, approve a Special Resolution under Section 191 of the Business Corporations Act (Yukon) to continue the Company (also known as a legal migration of the Company) from the legal jurisdiction of the Yukon Territory, Canada to that of the Province of British Columbia, Canada;

3.

Alteration of Capital – Subject to approval of the resolution to continue the Company to the Province of British Columbia, to consider and if thought fit, approve a Special Resolution authorizing the creation of a new class of Preferred Shares, without par value and without a maximum number, issuable in series where the directors are authorized to affix specific rights and restrictions to each series when issued, as further described in the accompanying Management Proxy Circular;

4.

Adoption of New Articles – Subject to approval of the resolution to continue the Company to the Province of British Columbia, to consider and if thought fit, approve a Special Resolution authorizing the directors to adopt a new set of corporate articles appropriate to a British Columbia company, as further described in the accompanying Management Proxy Circular;

5.

Authorization to Complete Transactions – To authorize the Company’s directors to issue up to 10 million common shares, inclusive of shares issuable on exercise of any warrants which may form part of the transaction, at or near prevailing market prices for cash financings or strategic acquisitions on terms more particularly described in the accompanying Management Proxy Circular.

OTHER MATTERS

To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the meeting or any adjournment thereof. Management is not currently aware of any other business expected to come before the Meeting.

Take notice that pursuant to the Business Corporations Act (Yukon) (the "Yukon Act"), you may at or prior to the Meeting at which the special resolution for continuation of the Company from the

Yukon Territory to the Province of British Columbia is to be passed, give to the Company a notice of dissent, pursuant to Section 193 of the Yukon Act, by registered mail addressed to the Company at the offices of its British Columbia attorneys at 1500 Royal Centre, 1055 West Georgia Street, Vancouver B.C., Canada V6E 4N7 with respect to the said special resolution for continuation. As a result of giving a notice of dissent, you may require the Company to purchase all your shares in respect of which the notice of dissent was given. If the Company does not proceed with the proposed continuation, it will not be obliged to purchase any shares in respect of which a notice of dissent has been given. Dissenting shareholders should note that the exercise of dissent rights can be a complex and time-sensitive procedure and may result in the Company abandoning the continuation. Dissenting shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the proposed continuation.

A Management Proxy Circular (which provides additional information relating to the matters to be dealt with at the Meeting), a copy of the Annual Report which includes the audited consolidated financial statements of the Company for the year ended December 31, 2005 and report of the auditor and the related Management Discussion and Analysis, and a Proxy Form, accompany this Notice of Meeting and are supplemental to and expressly made a part of this Notice of Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed Proxy Form, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the Proxy Form and in the Management Proxy Circular.

A shareholder who plans to attend the Meeting must follow the instructions set out in the Proxy Form and in the Management Proxy Circular to ensure that such shareholder’s shares will be voted at the Meeting.

DATED at Wellington, New Zealand as at March 28, 2006

By Order of the Board of Directors of

AUSTRAL PACIFIC ENERGY LTD.

“David Newman”

David Newman
Chairman of the Board

AUSTRAL PACIFIC ENERGY LTD.
284 Karori Road
Karori
Wellington
NEW ZEALAND

MANAGEMENT PROXY CIRCULAR
Information as at March 3, 2006

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Austral Pacific Energy Ltd. (the “Company”) to be voted at the Annual and Special Meeting of the shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set out in the accompanying Notice of Meeting, and to be voted at any adjournment of the Meeting.

In this Management Proxy Circular, references to “Shares” means common shares in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Shares in their own name, and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that hold securities on behalf of Beneficial Shareholders.

Monetary amounts stated herein are in United States dollars unless otherwise stated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of the management of the Company. The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company at a nominal cost. The Company will bear all costs of such solicitation. The Company has arranged with Intermediaries to forward Meeting materials to Beneficial Shareholders held of record by such Intermediaries and the Company may reimburse the Intermediaries for their reasonable fees and disbursements incurred in so doing.

Appointment of Proxyholders

The persons named in the Proxy Form are the Chairman and the Secretary of the Company. If you are a shareholder entitled to vote at the Meeting, you may appoint any other person to attend and act for you at the Meeting. To exercise this right, you must strike out the proxyholder names shown and insert the name of your nominee in the space provided, or complete and deliver another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax. If the proposed new articles are adopted at the Meeting, in future you may vote through the internet.

Voting by Proxyholder

The persons named in the accompanying Proxy Form will vote or withhold from voting the Shares represented by the Proxy in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. If you so specify, the Proxy confers discretionary authority on the persons named in it with respect to:

(a)	each matter or group of matters identified in the Proxy Form for which a choice is not specified, other than the appointment of an auditor and the election of directors;
(b)	any amendment to or variation of any matter identified in the Proxy Form; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a registered shareholder of the Company, you may wish to vote your Shares by proxy whether or not you are able to attend the Meeting in person. If you submit a Proxy, you must complete, date and sign the Proxy Form and then return it to the Share Registrar of the Company (the “Share Registrar”) by hand, mail or fax at any time up to and including 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used. The Share Registrar for the Canadian register is Pacific Corporate Trust Company at 3rd floor, 510 Burrard Street, Vancouver B.C. V6C 3B9 (fax +1 604 689 8144). The Share Registrar for the New Zealand register is Computershare Investor Services Limited at Level 2, 159 Hurstmere Road, Takapuna, North Shore City (Private Bag 92119, Auckland 1020); fax + 64 9 488 8787). Please refer to your Proxy Form for the appropriate Share Registrar for your Shares.

Alternatively, you may attend the Meeting in person (please bring the Proxy Form and identification with you to assist with registration).

Beneficial Shareholders

The following information is of significant importance to the many shareholders of the Company who do not hold Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Shares).

If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder’s name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed in order to ensure that the Shares are voted at the Meeting.

Beneficial Shareholders Receiving Materials Directly

There are two kinds of Beneficial Shareholders under Canadian regulatory policy – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners). The Company takes advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs will receive a scan-able Voting Instruction Form (“VIF”) from the Company’s Share Registrar. This VIF is to be completed and returned to the Share Registrar in the envelope provided or by facsimile to the number provided in the VIF. The Share Registrar will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by the VIFs it receives.

If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your VIF.

Objecting Beneficial Owners

If you are a Beneficial Shareholder of the Company and received these materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee or any other Intermediary, please complete and return the materials in accordance with the instructions provided to you by your Intermediary. The form of proxy is similar to the Proxy Form provided to registered shareholders by the Company, but its purpose is limited to instructing the Intermediary how to vote on your behalf. You should carefully follow the instructions of your Intermediary in order to ensure that your Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP mails its own form of VIF in lieu of the Proxy Form provided by the Company. The VIF will name the same persons as the Company’s Proxy Form to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of your desired representative in the blank space provided in the VIF. The completed VIF must then be returned to ADP, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a VIF from ADP, you cannot use it to vote Shares directly at the Meeting - the VIF must be returned to ADP, in accordance with its instructions, well in advance of the Meeting, in order to have your Shares voted.

Although as a Beneficial Shareholder, you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your Intermediary, you or your designated representative may attend the Meeting as proxyholder for your Intermediary and vote your Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxyholder for your Intermediary, you should enter your own name in the blank space on the VIF provided to you and return it to your Intermediary in accordance with the instructions provided by your Intermediary, well in advance of the Meeting.

Alternatively, you can request in writing that your Intermediary send to you a legal proxy which would enable you to attend at the Meeting and vote your Shares.

Revocation of Proxies

A shareholder who has deposited a proxy may revoke it in any manner provided by law including by
(a)

signing a valid notice of revocation or signing a proxy bearing a later date (the “Instrument”), in either case executed by the shareholder or by a duly authorized attorney, officer, or other representative, and delivering or faxing the Instrument to the same address required for depositing the original proxy, at any time up to 4:00 pm on Friday, 28 April, 2006 (in the time zone of the recipient’s location); or

(b)	attending the Meeting in person and registering with the scrutineer as a registered shareholder personally present for voting purposes; or
(c)

by depositing the Instrument at the registered office of the Company at Suite 200 Financial Plaza, 204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2, Canada), at any time up to 4:00 pm on Friday April 28, 2006 (Yukon time).

QUORUM; VOTES NECESSARY TO PASS RESOLUTIONS

The Company’s By-Laws provide that a quorum for the transaction of business at any shareholders’ meeting is two shareholders or proxyholders present, representing a minimum of thirty three and one third percent (33 1/3%) of the issued voting Shares in the Company. If a quorum is not present at the commencement of the Meeting, the Meeting will be adjourned and set over for one week to the same time and place, and thereupon whatever number of Shares is represented shall constitute a quorum.

A simple majority of votes cast at the Meeting is required to pass all resolutions, except that special resolutions will be required to approve:
(a) the continuation of the Company to the Province of British Columbia;
(b) the adoption of new Articles; and
(c) the creation of a new class of the Preferred Shares.
The majority needed to pass a special resolution is not less than two-thirds of the votes cast on the resolution.

If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill as a consequence of alternative nominations from the floor of the Meeting, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

VOTING SHARES; PRINCIPAL HOLDERS

The Company has an unlimited authorized capital of Common Shares without par value. As of March 3, 2006, the Company had 22,741,453 Common Shares outstanding, each Share carrying the right to one vote.

The share transfer books of the Company will not be closed, but the Board of Directors has fixed March 13, 2006 as the record date (“Record Date”) for the determination of shareholders entitled to legal notice of, and/or to vote, at the Meeting and at any adjournment. The Company anticipates that the number of outstanding Shares will not change materially between the date of this Management Proxy Circular and the Record Date.

Only registered shareholders at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a Proxy Form in the manner and subject to the provisions described above, will be entitled to vote or to have their Shares voted at the Meeting, except to the extent that:
(a)	the shareholder has transferred the ownership of any such share after the Record Date; and
(b)

the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred Shares and makes a demand to the Share Registrar no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.

Principal Holders

To the knowledge of the directors and officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over, Shares carrying more than 5% of the voting rights attached to all outstanding Shares of the Company as at March 3, 2006:

Name and Residence	Number of Shares (3)	Percent of Class
Infratil Gas Limited Wellington, New Zealand	2,456,461 (4)	10.8%

Name and Residence	Number of Shares (3)	Percent of Class
Mr. P Loretto (1) Vancouver, BC, Canada	2,310,090	10.2%
Mr. A Guidi Vancouver, BC, Canada	1,693,315	7.4%
Trans-Orient Petroleum Ltd. (2) Vancouver, BC, Canada	1,574,940 (5)	6.9%

(1)

Mr. Loretto is the President, CEO and a director of Trans-Orient Petroleum Ltd. Mr. Loretto is also a principal shareholder of Trans-Orient Petroleum Ltd. and as such all holdings disclosed in relation to Trans-Orient Petroleum Ltd. are also included in Mr. Loretto’s holdings

(2)

Trans-Orient Petroleum Ltd. (“Trans-Orient”) is a public company traded on the OTC Bulletin Board in the United States. Mr. Johnson (a former director of the Company) previously served as CFO, Corporate Secretary and a director of Trans-Orient Petroleum Ltd.

(3)	As reported in public filings
(4)	Infratil Gas Limited also holds 2,456,461 share purchase half-warrants, under which it is entitled to purchase one share for each 2 warrants, for an exercise price of $3.50
(5)	Trans-Orient Petroleum Ltd. also holds 200,000 share purchase half-warrants, under which it is entitled to purchase one share for each 2 warrants, for an exercise price of $3.50

20 Largest Registered Holders of Common Shares as at March 3, 2006

This list is required to be disclosed by regulations under New Zealand securities law. In New Zealand, most shareholders hold shares in their own names and this list is intended to give information about the major shareholders of the Company. Due to the common practice in North America for shares to be held via Intermediaries, this list does not provide that information accurately for North American shareholdings, as it does not take account of holdings of beneficial shareholders in the Company (of which there are some 6,400). See table above for major shareholders holding over 5%, directly or indirectly, for a more accurate view of major shareholdings in the Company.

Name of Registered Holder	Country of Residence	Common Shares %
CDS & Co (1)	Canada	9,208,175	40.5
Cede & Co (1)	United States of America	3,625,055	15.9
Infratil Gas Ltd	New Zealand	2,456,461	10.8
NZ Central Securities Depository Ltd	New Zealand	980,410	4.3
Exploration Capital Partners Ltd Psp	United States of America	400,000	1.8
Hubbard Churcher Trust Management Ltd	New Zealand	288,430	1.3
TEA Custodians Ltd	New Zealand	286,587	1.3
P G Lennon	New Zealand	269,692	1.2
Helicopters (NZ) Ltd	New Zealand	222,224	1.0
Dagger Nominees Ltd	New Zealand	193,580	0.9
J H Oakley	New Zealand	177,640	0.8
Ghurka Investments Ltd	New Zealand	128,113	0.6

Name of Registered Holder	Country of Residence	Common Shares %
J M Lean	New Zealand	125,000	0.5
South Canterbury Finance Ltd	New Zealand	114,635	0.5
A J Hubbard	New Zealand	111,113	0.5
First NZ Capital Custodians Ltd	New Zealand	110,840	0.5
Hendry Nominees Ltd	New Zealand	99,510	0.4
G Barfoot	New Zealand	92,200	0.4
R A Brierley	New Zealand	74,075	0.3
Ross Asset Management Ltd	New Zealand	73,381	0.3
TOTALS		19,037,121	83.7

(1)	These shareholders hold shares on behalf of numerous beneficial shareholders, each such shareholder being entitled to exercise their shareholding rights individually

MATTERS TO BE ACTED UPON AT THE MEETING

1.           Financial Statements

The consolidated financial statements of the Company for the year ended December 31, 2005 and the report of the auditor thereon will be placed before the Meeting.

The audited financial statements and the report of the auditor are included in the Annual Report which was mailed to shareholders with the Notice of Meeting, and this Management Proxy Circular.

2.           Election of Directors

The Articles of the Company provide that the number of directors of the Company will be a minimum of three and a maximum of 11.

Each director elected holds office until the conclusion of the next annual meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the By-Laws of the Company or the provisions of the Business Corporations Act (Yukon) or if he or she becomes disqualified to act as a director. Consequently, the term of office of each of the current directors will end at the conclusion of the Meeting. This provision will not change with the adoption of new Articles, referred in “Particulars of Other Matters to be Acted Upon”.

The directors propose that the number of directors of the Company to be elected at the Meeting be fixed at five (5).

The following tables set out the names of the Company’s five nominees for election as director, each nominee’s principal occupation, all major offices in the Company each nominee now holds and the period of time during which each nominee has been a director of the Company (Table 1), and the number of Shares of the Company owned, directly or indirectly, or over which each nominee exercised control or direction, as at March 3, 2006 and December 31, 2005 and the number of options held by each nominee as at March 3, 2006 (Table 2):

Table 1:

Name; Principal Occupation (1)	Residence (1)	Positions Held; Board Committees	Period as a Director
Ron Bertuzzi Retired Medical Sales Consultant	Vancouver, B.C., Canada	Director	Oct 2, 1992 to Oct 30, 1996; Mar 31, 1998 to present
Douglas Ellenor Oil Industry Consultant	Surrey, B.C., Canada	Director Member, Remuneration and Audit Committees	Jan 31, 2006 to present
Peter Hill Company Director	London, England	Director Member, Audit Committee	Jan 31, 2006 to present
David Newman Company Director	Paraparaumu Beach, New Zealand	Chairman of the Board, Director Chairman, Remuneration Committee; Member, Audit Committee	Sept 26, 2003 to present
Rick Webber Company Executive	Wellington, New Zealand	Director, Chief Executive Officer, President	Mar 2, 2006 to present

(1)	Information as to residence and principal occupation has been furnished by the respective directors individually

Table 2:

Name	Shares Beneficially Owned or Controlled (1)		Options Held/Vested (2) As at Mar 3, 06
	As at Mar 3, 06	As at Dec 31, 05
Ron Bertuzzi	38,358	38,358	0/0
Douglas Ellenor	0	0	60,000/0
Peter Hill	0	0	60,000/0
David Newman	30,000	30,000	25,000/25,000
Rick Webber	0	0	400,000 (3) /0

(1)	Information as to shares beneficially owned or controlled has been furnished by the respective directors individually
(2)	Options are granted vesting over three years
(3)

The Company has agreed to grant 400,000 options to Mr. Webber, but the grant of 200,000 of those options is conditional upon the adoption of the 2006 Plan – see “Particulars of Other Matters to be Acted Upon 1. Adoption of Share Option Plan”

Biographical summaries and other required information about each of the nominees for election as directors are set out in the Annual Report which accompanies this Management Proxy Circular. Such information was supplied by the respective nominees.

More detailed summaries of work history in the last 5 years are required for each of those nominees who have not previously been elected at a general meeting of shareholders:

Dr. Ellenor became CEO of the Colombian E&P company Hocol SA in 1996, a position he held until 1998. After a posting as Business Development Director in London, UK, he returned home to Canada and established an oil and gas consulting company. In this capacity, he again served as CEO of Hocol SA (2002-2003) and later CEO of Orca Petroleum, Inc. (2004-2005). Dr. Ellenor was appointed to the Board of Orca Petroleum, Inc., Calgary (TSXV: OPI) in 2000, and continues to serve in that capacity. He is a member of the American Association of Petroleum Geologists and Canadian Society of Petroleum Geologists.

Dr. Hill was President and CEO of Benton Oil and Gas Company, originally in Carpinteria, California, now in Houston, Texas, U.S.A. (now called Harvest Natural Resources,Inc.) from August 2000 until October 2005. He remains on the Board of that company.

Mr. Webber was General Manager, New Zealand, for Fletcher Challenge Energy Ltd, from 1999 to 2001, based in Auckland, New Zealand. He then retired to spend time in New Plymouth with his family, engaging in some consulting work and short-term contracts in a variety of fields. He was appointed as CEO of the Company on February 7, 2006, and as a director of the Company on March 2, 2006.

The names of further nominees for election may come from the floor at the Meeting. The Company has received no other nominations for election to the Board of Directors or any other shareholders’ proposal as permitted by section 138 of the Business Corporations Act (Yukon).

The Board does not contemplate that any of its nominees will be unable to serve as a director.

The Company does not have an executive committee of its directors.

3.           Appointment of Auditor

KPMG New Zealand, Chartered Accountants, will be nominated at the Meeting for reappointment as auditor of the Company. KPMG New Zealand was first appointed as auditor of the Company at the Company’s AGM on June 25, 2004. A further resolution to be passed authorizes the Board to fix the auditor’s remuneration.

The named proxyholders, unless directed otherwise by the shareholders completing the Proxy, intend to vote FOR the re-appointment of KPMG New Zealand, Chartered Accountants, as auditor of the Company to hold office until the next annual meeting of the Company, and FOR authorizing the Board to fix the auditor’s remuneration.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1.           Adoption of Share Option Plan

At the Company’s annual general meeting held on June 25, 2004, shareholders approved a share option plan in which 1,920,000 shares were reserved for issuance (the “2004 Plan”).

The Board of Directors of the Company proposes that shareholders adopt a 2006 share option plan (the ”2006 Plan”) which will use a “rolling” number of shares rather than a “fixed” number of shares. The Board of Directors have recommended that a maximum of 10% of the issued and outstanding Shares of the Company at the time an option is granted, less any outstanding options, will be reserved for issuance as options to be granted at the discretion of the Company’s Board of Directors to eligible optionees (the “Optionees”) under the 2006 Plan. In other words, while the 2006 Plan is in effect, there can never be more than 10% of the Company’s issued and outstanding Shares reserved for issuance at any time (but including any options still remaining outstanding in the 2004 Plan). This type of plan is called a “rolling” plan.

Currently, the Company has 22,741,453 Shares issued and outstanding. Initially therefore, 2,274,145 Shares will be available for options granted under the 2006 Plan. Options granted under the 2004 Plan will be rolled into and be deemed to be granted under the 2006 Plan. The number of options currently outstanding is 2,062,334, so the number available for grant would be 211,811. The number currently outstanding includes 200,000 options which have been granted conditional upon the adoption of the 2006 Plan. If the 2006 Plan is adopted, these options will be confirmed, but the number of options quoted above as available for grant will not change on that confirmation.

It is the responsibility of the Company’s Board of Directors to ensure that the provisions of the 2006 Plan are adhered to.

Under the policies of the TSX Venture Exchange (“TSX-V”), the 2006 Plan requires shareholder and TSX-V approval, and must be approved annually by shareholders.

Eligible Optionees

Under the policies of TSX-V, to be eligible for the issuance of a stock option under the 2006 Plan, an Optionee must be a director, officer, employee, consultant or an employee of a company providing management or other services to the Company or a subsidiary at the time the option is granted.

Options may be granted only to an individual, or to a non-individual that is wholly owned by an Optionee. If the option is granted to a non-individual, that entity must provide the TSX-V with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any individual or other entity as long as the option remains in effect, without the consent of the TSX-V.

Material Terms of the Plan

The following is a summary of the material terms of the 2006 Plan:

(a)

all options granted under the 2006 Plan are non-assignable, non-transferable and exercisable for a period of up to 5 years (10 years if the Company becomes a Tier 1 issuer on the TSX-V, which status the Company intends to seek and which if granted will automatically invoke the authority to grant a 10 year option term, if the 2006 Plan is adopted by shareholders);

(b)

for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of the Company or any subsidiary;

(c)

if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed or act as an officer or director (30 days if the Optionee is engaged in Investor Relations Activities and the Company is a Tier 2 issuer);

(d)	the minimum exercise price of an option granted under the 2006 Plan must not be less than the Discounted Market Price (as defined in the policies of the TSX-V);

(e)	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in any one year period; and

(f)

Options granted under the 2004 Plan will be deemed to have been granted under the 2006 Plan and will be subject to the terms and conditions of the 2006 Plan, except where such change would be prejudicial to the holder of an option under the 2004 Plan.

Recommendation

The Company is of the view that the 2006 Plan permits the Company greater flexibility in attracting and retaining the services of executives, employees and other service providers with other companies in the industry.

A full copy of the 2006 Plan will be available for inspection at the Meeting. Directors will also have the authority to amend the 2006 Plan to reduce, but not increase the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals.

At the Meeting, shareholders will be requested to approve an ordinary resolution, with or without variation, that: “the Company adopt the 2006 Plan which is to remain in effect until further ratification is required under applicable regulatory approval.”

The Board of Directors recommends that shareholders vote FOR the ordinary resolution. In the absence of a contrary instruction, the persons named in the enclosed Proxy Form intend to vote FOR the resolution.

2.           Continuation (Legal Migration) to Jurisdiction of British Columbia, Canada Overview

The Board is proposing that shareholders authorize the corporate changes set out below with a view to providing the directors with greater flexibility in attending to increasing amounts of business activity. These proposed corporate changes include a continuation of the jurisdiction of the Company out of the Yukon Territory, Canada and back into British Columbia, Canada (“Continuation”). This Continuation (also referred to a legal migration) is consequent upon British Columbia enacting a new corporation law statute in 2004 which modernized corporate law in British Columbia. In particular, the new British Columbia Business Corporations Act (“New BC Act”) removes residency requirements for directors and provides greater flexibility in establishing the relative powers and authorities between directors and shareholders.

The Board also believes that it is in the Company’s best interests to request that shareholders authorize the creation of a new class of Preferred Shares and to adopt new corporate articles, assuming the Continuation is approved. A description of the proposed Preferred Shares follows below. There are no current agreements or intentions to issue any Preferred Shares but the Board believes that it is appropriate to recommend creation of the Preferred Shares as a convenient matter in light of the recommended change of legal jurisdiction. The Board believes that the class of Preferred Shares may be useful in structuring future transactions such as senior equity financings and strategic acquisitions.

The Continuation and the adoption of the Preferred Shares both require that the Company adopt new articles (akin to by-laws) (“New Articles”). The proposed New Articles (see below) permit the directors to authorize, without further shareholders approval, name changes and share consolidations and share subdivisions. The New Articles also permit the directors to eliminate odd-lot shareholdings (under 100 shares per holder) where the Directors conclude that the costs of printing for and mailing to such small holders is an unreasonable burden on the Company.

Continuation

The Company was incorporated under the Company Act (British Columbia) on July 31, 1979. In September 1997, the Company continued into the jurisdiction of the Yukon Territory pursuant to the

Yukon Act, as the Yukon Act did not contain any residency requirements for directors. The New BC Act came into force on March 29, 2004. There are no residency requirements under the New BC Act. As a result, management of the Company is desirous of continuing back into the jurisdiction of British Columbia and is seeking shareholder approval for the Continuation. In connection with the Continuation, the directors recommend that shareholders approve New Articles to afford the directors the authorities and powers permitted by the New BC Act.

Comparison of Yukon and British Columbia Corporate Law Matters

The following is a summary comparison of the provisions of the New BC Act and the Yukon Act which pertain to the rights of shareholders. This summary is not intended to be exhaustive and shareholders should consult their legal advisors regarding all of the implications of the Continuation. The comparison set forth below is based on the New BC Act as at the date of this Management Proxy Circular.

(a)      Sale of the Corporation’s Undertaking
The Yukon Act requires approval of the holders of 2/3 of the shares of a corporation represented at a duly called meeting to approve a sale, lease or exchange of all or substantially all of the property of the corporation. Each share of the corporation carries the right to vote in respect of a sale, lease or exchange of all or substantially all of the property of the corporation whether or not it otherwise carries the right to vote. Holders of shares of a class or series can vote separately only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

Under the New BC Act, the directors of a corporation may dispose of all or substantially all of the business or undertaking of the corporation only if it is in the ordinary course of the corporation’s business or with shareholder approval authorized by special resolution. Under the New BC Act, a special resolution will need to be approved by a “special majority”, which means the majority specified in a corporation’s articles, being at least 2/3 of the votes cast by those shareholders voting in person or by proxy at a general meeting of the Company. The New Articles proposed by the Company use a 2/3 majority for special resolutions.

(b)      Amendments to the Charter Documents of a Corporation
Under the Yukon Act substantive changes to the charter documents of the corporation require a resolution passed by not less than 2/3 of the votes cast by the shareholders voting on the resolution authorizing the alteration and, where the certain specified rights of the holders of a class of shares are affected differently by the alteration than the rights of the holders of other classes of shares, a resolution passed by not less than 2/3 of the votes cast by the holders of all of the shares of the corporation, whether or not they carry the right to vote, and a special resolution of each class, or series, as the case may be, even if such class or series is not otherwise entitled to vote. A resolution to amalgamate a Yukon Act corporation requires a special resolution passed by the holders of each class of shares or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently. Notwithstanding the foregoing, each share of an amalgamating corporation carries the right to vote in respect of an amalgamation.

Changes to the articles of a corporation under the New BC Act will be affected by the type of resolution specified in the articles of a corporation, which, for many alterations, including change of name or alterations to the articles, could provide for approval solely by a directors’ resolution. (See New Articles below). Alteration of the special rights and restrictions attached to issued shares requires, in addition to any resolution provided for by the articles, consent by a special resolution of the holders of the class or series of shares affected. A proposed amalgamation or continuation of a corporation out of the jurisdiction required a special resolution as described above.

(c)      Rights of Dissent and Appraisal
The New BC Act provides that shareholders, including beneficial holders, who dissent to certain actions being taken by a company may exercise a right of dissent and require the Company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where a company proposes to:

(i)	continue out of the jurisdiction;
(ii)	sell the whole or substantially the whole of the company’s undertaking or business;
(iii)	enter into a statutory amalgamation other than with an affiliated company;
(iv)	amend its articles to add, change or remove any restriction on the business or businesses that the company may carry on; or
(v)	approve an arrangement, the terms of which arrangement permit dissent, or any court order permits dissent.

The Yukon Act contains a similar dissent remedy. The Yukon Act does not provide for a right to dissent if a corporation provides financial assistance to a person for the purchase of shares in the corporation. The procedure for exercising this remedy is different than that contained in the New BC Act.

(d)      Oppression Remedies
Under the Yukon Act a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a Court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, the business or affairs of the corporation or its affiliates are or have been exercised in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

Under the New BC Act, a shareholder of a company, including a beneficial shareholder, and any other person the court considers to be appropriate, has the right to apply to court on the grounds that the company is acting or proposes to act in a way that is prejudicial or oppressive to the shareholder. On such an application the court may make such order as it sees fit including an order to prohibit any act proposed by the company.

(e)      Shareholder Derivative Actions
Under the New BC Act, a shareholder, including a beneficial shareholder or a director of a company may, with leave of the court, bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a corporation.

A broader right to bring a derivative action is contained in the Yukon Act and this right extends to officers, former shareholders, directors or officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the Yukon Act permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

(f)      Requisition of Meetings
The Yukon Act permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

The New BC Act provides that one or more shareholders of a company holding not less than 5% of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting which must be held not more than four (4) months after the date of the requisition.

(g)      Form of Proxy and Information Circular
The New BC Act requires a reporting company, such as the Company, to provide with the notice of a general meeting a form of proxy for use by every shareholder entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at and the conduct of the meeting.

The Yukon Act contains provisions which likewise require the mandatory solicitation of proxies and delivery of a management proxy circular.

(h)      Place of Meetings
The Yukon Act provides that meetings of shareholders may be held outside the Yukon where the Articles so provide.

The New BC Act requires all meetings of shareholders to be held in British Columbia unless a location outside the Province is provided for in the articles, approved by an ordinary resolution before the meeting or approved in writing by the Registrar. The New Articles provide that meetings may be held in any location determined by the directors.

(i)      Directors
The Yukon Act does not have any residency requirements for directors but does require that for distributing corporations at least two of the directors not be officers or employees of the corporation or its affiliates.

The New BC Act provides that a public corporation must have at least three (3) directors and also does not have any residency requirements.

Requested Approval for Continuation

In order to effect the Continuation, shareholders will be asked to consider and, if thought fit to pass a special resolution (being a resolution passed by a majority of not less than 2/3rds of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting) in substantially the following form:

“Resolved as special resolutions that:
1.

The continuation of the Company into British Columbia as more particularly described in the Management Proxy Circular of the Company dated March 3, 2006, be and the same is hereby authorized and approved, subject to the right of the directors to abandon the application without further approval of the shareholders; and

2.

any one director or officer of the Company be and is hereby authorized and instructed to take all such acts and proceedings and to execute and deliver all such applications, authorizations, certificates, documents and instruments, as in their opinion may be reasonably necessary or desirable for the implementation of this resolution.”

The directors of the Company recommend that shareholders vote FOR the special resolutions. In the absence of a contrary instruction, the persons named in the enclosed Proxy Form intend to vote FOR the resolutions.

Shareholder's Right to Dissent in Connection with Continuation Resolution

Pursuant to section 193 of the Yukon Act, a shareholder of the Company may, at or prior to the Meeting at which the special resolution to approve the Continuation is proposed to be passed, give the Company a notice of dissent by registered mail or by delivery addressed to the Company’s Registered and Records Office, Macdonald & Company, Suite 200 Financial Plaza, 204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2, Canada or to the Chairman of the Meeting, prior to the commencement or recommencement thereof. As a result of giving a notice of dissent, a shareholder may require that the Company to purchase the shares of such shareholder in respect of which the notice of dissent was given, for their fair value as of the day before the date on which the proposed continuation resolution is passed.

The following is a brief summary of Section 193 of the Yukon Act:

Rights of Dissent – Continuation

The shareholders are entitled to the dissent rights set out in Section 193 of the Yukon Act and to be paid the fair value of their common shares if such shareholder dissents to the Continuation and the Continuation becomes effective. Neither a vote against the Continuation resolution, nor an abstention or the execution or exercise of a proxy vote against such resolution will constitute notice of dissent, but a shareholder need not vote against such resolution in order to object. A shareholder must dissent with respect to all Shares either held personally by him or on behalf of any one Beneficial Shareholder and which are registered in one name.

Beneficial Shareholders registered in the name of an Intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A Beneficial Shareholder (who beneficially owns Common Shares but is not the registered holder thereof) should contact the registered holder (their Intermediary) for assistance.

In order to dissent, a shareholder must send to the Company in the manner set forth below, a written notice of objection (the “Objection Notice”) to the Continuation resolution.

If the Continuation is approved, the dissenting shareholder who sent an Objection Notice, or the Company, may apply to the Court to fix the fair value of the Common Shares held by the dissenting shareholder and the Court shall make an order fixing the fair value of such Common Shares, giving judgment in that amount against the Company in favour of the dissenting Shareholders and fixing the time by which the Company must pay that amount to the dissenting shareholder. If such an application is made by a dissenting shareholder, the Company shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer (the “Offer to Purchase”) to pay to the dissenting shareholder, an amount considered by the directors of the Company to be the fair value of the subject Shares, together with a statement showing how the fair value of the subject Shares was determined. Every Offer to Purchase shall be on the same terms.

At any time before the Court pronounces an order fixing the fair value of the dissenting shareholder’s Shares, a dissenting shareholder may make an agreement with the Company for the purchase of the subject Shares, in the amount of the Offer to Purchase, or otherwise. The Offer to Purchase shall be sent to each dissenting shareholder within 10 days of the Company being served with a copy of the originating notice. Any order of the Court may also contain directions in relation to the payment to the shareholder of all or part of the sum offered by the Company for the Shares, the deposit of the share certificates representing the Shares, and other matters.

On the action approved by the Continuation resolution becoming effective, the making of an agreement between the Company and the dissenting shareholder as to the payment to be made for the dissenting shareholder’s shares or the pronouncement of an order by the Court, whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in an amount agreed to by the Company and the shareholder or in the amount of the judgment, as the case may be, which fair value shall be determined as of the close of business on the last business day before the day on which the resolution from which the dissent was adopted. Until any one of such events occurs, the shareholder may withdraw his dissent or the Company may rescind the resolution and in either event, the proceedings shall be discontinued.

If the Company is not permitted to make a payment to a dissenting shareholder due to there being reasonable grounds for believing that the Company is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the Company’s assets would thereby be less than the aggregate of its liabilities, then the Company shall, within 10 days after the pronouncement of an order, or the making of an agreement between the shareholder and the Company as to the payment to be made for the subject Shares, notify each dissenting shareholder that it is unable lawfully to pay such dissenting shareholders for their Shares.

Notwithstanding that a judgment has been given in favour of a dissenting shareholder by the Court, if the Company is not permitted to make a payment to a dissenting shareholder for the reasons stated in the previous paragraph, the dissenting shareholder by written notice delivered to the Company within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his notice of objection in which case the Company is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains his status as a claimant against the Company to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its shareholders.

In order to be effective, a written Objection Notice must be received by the Company’s Registered and Records Office, Macdonald & Company, Suite 200 Financial Plaza, 204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2, Canada or by the Chairman of the Meeting, prior to the commencement or recommencement thereof.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his common shares. Section 193 of the Yukon Act requires strict adherence to the procedures established therein and failure to do so may result in the loss of all the dissenter’s rights. Accordingly, each Shareholder who might desire to exercise dissenter’s rights should carefully consider and comply with the provisions of the section and consult such shareholder’s legal advisor.

If a significant number of shareholders dissent from the Continuation resolution, the Board has determined that it will not proceed with the Continuation.

3.           Alteration of Capital

If the shareholders approve the Continuation, the directors of the Company are proposing that the Company create a new class of preferred shares (the “Preferred Shares”) without par value and without a maximum authorized number, issuable in series, on such terms as may be determined by the Company’s directors for each such series. The primary reason for creation of the Preferred Shares is to provide the Board with the flexibility respecting possible future financings, strategic acquisitions and other corporate transactions.

Pursuant to the Yukon Act and the New BC Act, the creation of a new class of shares requires the approval of the shareholders of the Company by a special resolution.

If the Preferred Shares are authorized, the special rights and restrictions attached to the Preferred Shares will be set out in clause 27 of the New Articles. The New Articles are available for review on the Company’s website.

Accordingly, shareholders will be asked to approve the following special resolutions, subject to approval of the Continuation, in order to alter the authorized share capital of the Company:

“Resolved, as special resolutions, that:
(a)	the authorized share structure of the Company be altered to create a class of Preferred Shares without par value and without a maximum number;
(b)	the Preferred Shares may be issued in series on such terms as determined by the Company’s directors in accordance with the class rights and restrictions;
(c)	the special rights and restrictions attached to the Preferred Shares be as set out in the attached Schedule A to be included in the New Articles; and
(d)	the directors be authorized to delay or abandon the implementation of these resolutions in their discretion.”

Recommendation of Board

A vote in favour of the resolutions will provide the directors with wide latitude to create a series of Preferred Shares which may be convertible into common shares and attach to rights to them that rank ahead of the Shares in respect of entitlement to assets and dividends as well as to create other series of Preferred Shares, subject to the rights of the class of Preferred Shares and corporate law.

The directors of the Company recommend that shareholders vote FOR the special resolutions. In the absence of a contrary instruction, the persons named in the enclosed Proxy Form intend to vote FOR the resolutions.

4.           Adoption of New Articles

The Articles of a company incorporated in the jurisdiction of British Columbia, among other things, set out rules for the conduct of its business and affairs. For the implementation of the New BC Act as it relates to the Company, it is necessary to adopt Articles (the “New Articles”) which will in effect replace the Company’s existing by-laws (“Existing By-Laws”).

The New Articles in their proposed amended form are available on the Company’s website, or by email on request to the Company Secretary, at the addresses at the end of this Management Proxy Circular. Copies of the New Articles will also be available at the Meeting. The amendments principally reflect the provisions of the New BC Act that modernize British Columbia corporate legislation. Set out below is a discussion of the principal changes proposed under the New Articles.

Borrowing Powers

Under the Existing By-Laws, the Company may borrow money, issue bonds, debentures and other debt obligations and mortgage, charge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). Under the New BC Act, companies are now also permitted, without restriction (other than general corporate governance principles), to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles provide that the Company may guarantee the repayment of money by any other person or the performance of any obligation of any other person. The Board believes that it is in the best interests of the Company to allow for such guarantees, to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interests of the Company.

Indemnity Provisions

Under the New BC Act, the Company is now permitted (and is, in some circumstances, required) to indemnify a past or present director or officer of the Company or an associated company without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the New BC Act, the Company will be prohibited from paying an indemnity if:
(a)	the party did not act honestly and in good faith with a view to the best interests of the Company;
(b)	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and
(c)	the proceeding is brought against the party by the Company or an associated company.

As a result, the New Articles propose to require the Company to indemnify directors, officers and other persons, subject to the limits imposed under the New BC Act. The Board believes that it is in the best interests of the Company to allow the indemnification of directors, officers and others, subject to the limits and conditions of the New BC Act, in order to attract and retain the best possible individuals to act as directors of the Company.

The New Articles permit a director to appoint anyone as his alternate, as long as that person is qualified to act as a director.

Amendment of Articles and Notice of Articles

The New Articles provide that the general authority required to amend all provisions of the Company's Articles and the Notice of Articles, other than as set out below, is a special resolution. The Company may amend provisions of the Articles and Notice of Articles relating to the authorized share structure (including a share consolidation or a share split), and may change the name of the Company, by a resolution of the directors or by an ordinary resolution. The default provision (i.e. where no particular type of resolution is specified) under the New BC Act requires a special resolution. The New Articles also provide that the attachment, variation and deletion of special rights and restrictions to any class of shares must be authorized by ordinary resolution. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the New BC Act, the consent of the holders of that class of shares by a special separate resolution is also required. Under the New Articles, a special resolution requires a majority of two-thirds of the votes cast.

Shareholders’ Meetings

In addition to reflecting the present notice and other provisions of the New BC Act relating to shareholders’ meetings, the New Articles provide that shareholders’ meetings may be held at such place as is determined by the directors. The New Articles have a quorum requirement of 33 1/3%.

The New Articles permit the giving of notice to shareholders, directors and officers by fax or e-mail in addition to regular mail or personal delivery.

Officers

Under the Existing By-Laws, the Company may appoint, from time to time, a president, chief executive officer, one or more vice-presidents, a secretary, a treasurer and such other officers as the Board of Directors may determine. It is proposed that the New Articles also permit the Company to appoint officers as the Board of Directors may determine, other than a Chief Executive Officer and a Chief Financial Officer as required by the regulatory authorities. Management and the Board of Directors desire that the Company have flexibility in meeting its corporate governance obligations.

Disclosure of Interest of Directors

Under the New BC Act, the provisions relating to the disclosure of interest by directors have been revised and updated and the New Articles refer to the provisions contained in the New BC Act.

Elimination of Fractional Shares

The New Articles permit the Company to either round up or round down any fractional shares resulting from a share consolidation (reverse-split) or share subdivision (share split) or alternatively to unilaterally cause the purchase for cancellation of any outstanding fractional shares of the Company by paying the holder thereof its fair value. This provision may be used to eliminate odd-lot shareholders as described above.

Shareholders will be asked to approve the following special resolution in order to adopt the New Articles for the Company:

“Resolved, as a special resolution, that the Company adopt a new form of Articles in compliance with the Business Corporations Act (British Columbia) and substantially in the form as tabled at the Meeting, with such non-material amendments as the directors may approve, and that such new form of Articles not take effect until the Continuation application and Notice of Alteration are filed with the Registrar of Companies.”

The Board of Directors recommends that shareholders vote FOR the special resolution. In the absence of a contrary instruction, the persons named in the enclosed Proxy Form intend to vote FOR the special resolution. The above special resolution, if passed, will become effective immediately upon the filing of the required notices with the Registrar of Companies for the Province of British Columbia.

C.      Authorization to Complete Transactions

The Company is quoted, and its common shares are listed, on the American Stock Exchange (“AMEX”). AMEX listing Rule 713 requires prior shareholders’ approval for the issuance or potential issuance of common shares which would amount to 20% of the Company’s outstanding shares where that issuance is also priced at any discount to the market value of the shares. Under the rules of the TSX-V, the Company is allowed to issue shares at a discount of up to 15% from market to compensate investors for the risks involved in the minimum 4 month hold period which attaches to privately placed (that is, non-prospectus registered) shares.

The Board of the Company is reviewing the capitalization and funding of the Company and may wish to complete a private placement of shares, possibly with warrant coverage for these shares in the 50% range (i.e. one share plus up half a warrant to purchase another share). No specific proposal has been finalized or offered. The Board would seek to price any shares issued at what would be a premium to the market price as of the date of subscription. However, it is possible, due to fluctuations in the market, that the shares will be priced at a permitted discount to the market shortly prior to completion. The Board will require that the shares be sold with a degree of distribution, which ensures there will be no change of control as a consequence of the offering. Members of the Board and of management would be entitled to participate in the placement on the same terms as all other investors. Therefore, in order to obviate the need for a further shareholders’ meeting to comply with AMEX requirements, the Board and management request that shareholders pass the following resolution:

“Resolved, as an ordinary resolution, that the directors of the Company be authorized to complete a transaction involving the issuance of up to 10 million common shares (or other securities equivalent to such number) including shares which may be reserved under related share purchase warrants, providing such securities are issuable at a price per common share that is no less than prevailing market less any applicable discount, as permitted by the policies of the TSX Venture Exchange”

The Board believes the Company should be in a position to avail itself of favourable market conditions for capital raising in the oil and gas sector. Accordingly, the directors of the Company recommend that shareholders vote FOR the resolution. In the absence of a contrary instruction, the persons named in the enclosed Proxy Form intend to vote FOR the resolution.

Subscribers to any offer will not be entitled to vote at the Meeting.

OTHER MATTERS

As of the date of mailing of this Management Proxy Circular, the Directors are not aware of any other matters which they anticipate will come before the Meeting.

If any other matters properly come before the Meeting, the Shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy, subject to instructions on the face of the Proxy to the contrary.

SHAREHOLDER PROPOSALS

Shareholder proposals to be considered for inclusion in the management proxy circular for the 2007 annual meeting of the Company (expected to be held in May 2007) must be received by the Secretary of the Company on or before the close of business on February 2, 2007.

ADDITIONAL INFORMATION AVAILABLE

Additional information relating to the Company is on the Canadian securities regulatory administrators’ website at www.SEDAR.com.

Financial information about the Company is available in the Company’s comparative financial statements and related Management Discussion and Analysis, which are included in the Company’s Annual Report for its most recently completed financial year, which Report (together with the Notice of Meeting) have been mailed to shareholders with this Management Proxy Circular. These documents are specifically incorporated by reference into, and form an integral part of, this Management Proxy Circular.

The following further documents, filed on www.SEDAR.com, are specifically incorporated by reference into, and form an integral part of, this Management Proxy Circular:

  Annual Report to the U.S. Securities and Exchange Commission, filed under Form 20F on March 31, 2006;
  Code of Ethics filed March 7, 2006.

All the above documents are available for internet download at www.SEDAR.com. Additional copies of documents mailed with the Notice of Meeting or of any documents referred to or incorporated herein may also be obtained by shareholders without charge from the Company’s website or from the Secretary of the Company upon request by email, fax, mail or phone, at the addresses at the end of this Management Proxy Circular.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

"Named Executive Officer" or “NEO” means the Chief Executive Officer and the Chief Financial Officer, and each of the Company's three highest paid Executive Officers, other than the CEO and CFO, whose total salary and bonuses exceeds CND$150,000 per annum (approximately $132,255 per annum).

During fiscal 2005, the Company had five “Named Executive Officers” – David Bennett, its former CEO, President and a director, David Newman, a director and interim CEO (see below), Nigel Robinson replaced by Bruce McGregor as its CFO (effective April 25, 2005), and Terry Russell, its Exploration Manager. The Company had three other executive officers during fiscal 2005 – Jenni Lean, its Commercial Manager (who resigned that position with effect from January 29, 2005), Carey Mills, its new Exploration Manager, and Jeanette Watson, the Company Secretary.

David Newman, the Chairman of the Company, is deemed by Canadian rules to be an executive officer but is not employed by the Company and performs his functions on a part-time basis only. During 2005, he acted as interim CEO for the period after Dave Bennett’s resignation as CEO, from December 30, 2005 until Rick Webber was appointed as CEO on February 7, 2006.

Summary Compensation Table

The following table summarizes the remuneration paid during the last three fiscal years to the Named Executive Officers of the Company:

Named Executive Officer; Principal Position	Year Ended	Annual Compensation(4)		Long-Term Compensation			All Other Compen- sation ($)
		Salary ($)	Other ($)	Securities under Options Granted (#)	Shares/Units subject to Resale Restrictions (5)	LTIP Payouts ($)
Dave Bennett, CEO(1)	2005 2004 2003	738,569 (6) 223,723 197,165	Nil Nil Nil	600,000 (7) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil (6) Nil Nil
David Newman, Interim CEO(1)	2005	Nil (8)	Nil	Nil	Nil	Nil	Nil
Bruce McGregor CFO (2)	2005	78,217	Nil	100,000	Nil	Nil	Nil
Nigel Robinson CFO (2)	2005 2004 2003	32,883 51,036 13,703	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Terry Russell Exploration Manager(3)	2005 2004 2003	142,109 146,256 136,962	Nil 17,500 (9) Nil	Nil Nil 10,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Dr. Bennett resigned on December 30, 2005; Mr. Newman was appointed as interim CEO with effect from December 30, 2005
(2)	Mr. Robinson was employed by the Company from Sept 2003, and resigned (and Mr. McGregor was appointed) with effect from April 25, 2005

(3)	Dr. Russell resigned with effect from October 4, 2005
(4)

Officers are employed or contracted by, and salaries or fees are paid by, a subsidiary of the Company, Austral Pacific Energy (NZ) Limited, under a management contract with the Company. No bonuses were paid to the listed NEOs during fiscal 2005

(5)	125,000 shares were subject to restrictions on resale as at the end of fiscal 2005. Dividends (if any were declared) would be payable on shares subject to resale restrictions
(6)	Salary figure includes a termination payment of $429,219, in accordance with Dr. Bennett’s employment agreement
(7)

600,000 options previously granted to Dr. Bennett were extended in July 2005 for 2 further years, subject to shareholder approval. The exercise price of such options was increased from $1.00 to $1.10 for the first year, and $1.20 for the second year

(8)	Mr. Newman received no payment as interim CEO, but did receive directors’ fees during 2005 (see heading “Compensation of Directors”)
(9)	Aggregate value realised upon exercise of incentive stock options

LTIP Awards

The Company does not operate a Long-Term Incentive Plan.

Options

The following options were granted to Named Executive Officers during the year ended December 31, 2005:

Name	Date of Grant	Securities under Options Granted (#)	Percent of Total Options Granted in Year	Exercise Price ($/Security)	Market Value of Security underlying Options (30 day High/Low) on Date of Grant ($/Security)	Expiry Date
Bruce McGregor	Jul 25, 2005	100,000	33.3	2.75	2.80 (3.26/2.76)	Jul 25, 2010

The following options have been granted to directors and officers (in aggregate) since January 1, 2005:

Date of Grant	Securities under Options Granted (1) (#)	Exercise Price ($/Security)	Market Value of Security underlying Options (30 day High/Low) on Date of Grant ($/Security)	Expiry Date
Jul 25, 2005	100,000	2.75	2.80 (3.26/2.76)	Jul 25, 2010
Dec 1, 2005	200,000	1.90	1.88 (2.22/1.85)	Dec 1, 2010
Jan 1, 2006	40,000	1.80	1.75 (1.88/1.63)	Jan 1, 2011
Jan 1, 2006	40,000	2.00	1.75 (1.88/1.63)	Jan 1, 2011
Jan 1, 2006	40,000	2.50	1.75 (1.88/1.63)	Jan 1, 2011
Jan 31, 2006	200,000	1.50	1.50 (1.75/1.50)	Jan 31, 2011
Jan 31, 2006	100,000	2.00	1.50 (1.75/1.50)	Jan 31, 2011
Jan 31, 2006	100,000	2.50	1.50 (1.75/1.50)	Jan 31, 2011
Feb 2, 2006	750,000	1.20	1.50 (1.75/1.50)	Feb 2, 2008

(1)	All options are granted with vesting provisions over 3 years. No consideration is paid for the grant of options

During the year ended December 31, 2005, no stock options were exercised by Named Executive Officers, and Named Executive Officers held the following options at year-end:

Name	Securities Acquired on Exercise (#)	Exercise Price ($)	High/Low in previous 30 days before exercise ($/Security)	Aggregate value realized ($)	Unexercised Options at Year- End (#) Exercisable/ Unexercisable	Value of Unexercised “in the money” Options at Year- End ($/Security) Exercisable/ Unexercisable
Dave Bennett	Nil	1.10 (1)	N/a	Nil	0/900,000 (2)	0/551,000 (2)
Bruce McGregor	Nil	2.75	N/a	Nil	0/100,000	n/a
Nigel Robinson	Nil	N/a	N/a	Nil	Nil	Nil
Terry Russell	Nil	N/a	N/a	Nil	Nil	Nil

(1)	The exercise price increases from $1.10 for the first year of the option term, to $1.20 in the second year
(2)

600,000 options previously granted to Dr. Bennett were extended in July 2005 for 2 further years, subject to shareholder approval. 150,000 of 300,000 performance options held by Dr. Bennett were agreed vested and 150,000 were agreed to be cancelled, subject to shareholder approval. As these options were subject to shareholder approval, they were not exercisable until shareholder approval was received

The aggregate value of unexercised “in the money” options at December 31, 2005, was $629,500 ($915,625 in 2004).

The following options have been exercised by directors and officers (in aggregate) since January 1, 2005:

Date of Exercise	Securities Acquired on Exercise (#)	Exercise Price ($/Security)	High/Low in previous 30 days before exercise ($/Security)
May 19, 2005	25,000	1.25	$3.47/$2.86
Jun 20, 2005	10,000	1.25	$3.47/$2.86
Jun 24, 2005	25,000	1.25	$3.08/$2.30
Jul 4, 2005	10,000	1.25	$3.20/$2.30

Termination of Employment, Change in Responsibilities and Employment Contracts

The only employment contract existing between the Company’s subsidiary, Austral Pacific Energy (NZ) Limited and the listed Named Executive Officers as at the year-end was an Individual Employment Agreement dated April 5, 2005 with Bruce McGregor, the Company’s CFO.

Dollar amounts under employment contracts are as disclosed in the Summary Compensation Table.

The only remuneration plan(s), contracts or arrangement(s) with any Named Executive Officer where the NEO is entitled to receive more than CND$100,000 from the Company, resulting from the resignation, retirement or any other termination of the officer’s employment or from a change in control or from a change of the Named Executive Officer’s responsibilities following a change in control was the employment contract with Dave Bennett in accordance with which he received payment at the rate of 2 months’ pay per year of service from 1 October 1997, totaling $429,219, upon his resignation in December 2005.

Composition of Compensation Committee

In April 2004, the Board of Directors established a remuneration committee. This committee currently consists of David Newman (Committee Chair), Douglas Ellenor and Peter Tapper. Garth Johnson was a member from the inception of the committee until January 23, 2006, when Dr. Ellenor was appointed.

David Newman is deemed to be an executive officer of the Company, but is not employed by the Company and performs his role on a part-term basis only. See also the information under the section below headed “Interest of Informed Persons in Material Transactions”.

Report on Executive Compensation

The functions of the Company’s remuneration committee are to review and recommend to the Board on matters relating to remuneration of directors and management.

The Board of Directors has adopted a policy on granting incentive stock options to “service providers” –being directors, employees and long-term consultants having a particular relationship with the Company, as contemplated by the 2004 Share Option Plan. This policy allows, but does not mandate, grants of options to executive officers and other service providers on an annual basis, on the recommendation of the remuneration committee.

The Board has a policy of remunerating executives, including the CEO, commensurate with current market demand and supply, and having regard to remuneration paid by companies of similar nature. The combination of options or cash payment is balanced so that options incentivise management for future reward based on success of the Company and the cash component of remuneration is based on market rates, taking into account the international nature of the Company’s business and the calibre and ability of the executive to influence the performance of the Company.

The Company does not offer superannuation, medical, vehicle or other benefits as it believes that these are best dealt with on a personal basis by the individual executive.

The relationship of the measurement of the Company’s performance to executive remuneration is both qualitative and quantitative. The nature of the oil and gas exploration business is such that quantitative measures solely based on financial statements can be inappropriate for an exploration company with early stage production. Quantitative measures related to production will carry a heavier weight in the assessment of Company and individual performance in the future.

Half (150,000) of the former CEO’s performance-based options were agreed to be vested, notwithstanding the performance criterion not being met, upon his resignation in December 2005. Such options were agreed to be cancelled, after balance date.

Qualitative measures of success in the industry are considered in part by judging the quality of the Company’s relationships with:
(a)	government departments;
(b)	other exploration companies that are currently or potentially joint venture participants with the Company;
(c)	utilities that may have an interest in securing the Company’s oil or gas;
(d)	industry associations; and
(e)	research institutions relevant to the Company’s business and opportunities.

The Company has many permits and joint venture participants, considering its size, and overall enjoys good relations with other industry participants.

The Company is an executive member of the Petroleum Exploration and Production Association of New Zealand Inc. and the Omata Tank Farm Users’ Group which is a valuable source of current information on the sale of local oil production, and tank farm usage in New Zealand.

Bonuses have not traditionally been awarded to Company executives and staff, but policies for incentivising employees and executives are being considered at present, including a bonus scheme related to short-term and long-term performance measures. In 2006, the Board approved bonuses of 12% of salaries to all staff members, except those recently employed.

Share Performance Graph

Note: The Company’s Shares traded on the OTC Bulletin Board (“OTC”) from January 1999 to April 2005. A yearly index of the OTC was not available for comparison purposes. The Shares commenced trading on the American Stock Exchange (“AMEX”) on April 18, 2005. The Shares commenced trading on the TSX-V on January 2, 2004. Accordingly, a four-year comparison with the TSX-V Composite Index has been used as a comparative for the value of an investment in the Company. The price of the Shares is in US cents.

Compensation of Directors

The Chairman of the Board currently receives $25,000 per year, the chairman of the audit committee receives $20,000 per year and other non-executive directors have in the past received $5,000 to $7,500 per year. In fiscal 2005, the directors received a total of $57,721. Two new directors, appointed with effect from January 1, 2006, received 60,000 options each and no cash remuneration on appointment. They are entitled to receive annual grants of options.

See also information concerning remuneration paid to directors for services as consultants or experts to the Company during fiscal 2005 under the section below headed ““Interest of Informed Persons in Material Transactions”.

The remuneration committee is currently considering the adoption of a consistent policy on directors’ remuneration, which will focus on a balance between fees and option grants.

Other Compensation

No financial assistance has been given to any shareholder, director, officer, or employee of the Company or a subsidiary of the Company, during the fiscal year ended December 31, 2005.

The Company indemnifies and insures its directors against liability to other parties (excluding a claim by the Company itself) that may arise from their position as directors. The indemnification requires that the director acted honestly and in good faith with a view to the best interests of the Company, and that he had reasonable grounds for believing that his conduct was lawful. A director may also claim indemnification for a claim by the Company itself where the director has acted in good faith, but such indemnification requires the approval of the Court.

During the year ended December 31, 2005, the Company also had in place a standard Directors & Officers Liability Insurance policy on behalf of every past, present or future director, secretary or officer for the Company and its subsidiary companies, against liabilities to other parties that may arise from their positions with the Company or its subsidiaries. The insurance does not cover liabilities arising from criminal actions. The limit of liability is NZ$15million. The insurance contract is subject to a deductibility of $25,000 per claim (company reinstatement only), but increasing to $50,000 for claims arising in USA/Canada. The premium payment was $104,400. From April 2005, the policy was extended to include the AMEX listing for an annual premium of $50,000.

From November 2003, the Company has also had in place an extension of such policy, covering liability of the directors (but not the Company) for issuance of the Prospectus dated November 14, 2003, at a premium payment of NZ$15,000.

No premium amounts were paid by an individual director or officer and no claims were made or are pending under the policy.

Equity Compensation Plan Information

The following tables set out equity compensation plan information as of December 31, 2005 (Table 1) and March 3, 2006 (Table 2):

Table 1:

Plan Category	Securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Securities remaining available for future issuance under approved equity compensation plans (#)
Equity Compensation Plans approved by securityholders (the “2004 Plan”)	1,755,000	1.45	165,000
Equity Compensation Plans not approved by securityholders (the “2006 Plan”)	Nil	N/a	N/a
Total	1,755,000	1.45	165,000

Table 2:

Plan Category	Securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Securities remaining available for future issuance under approved equity compensation plans (#)
Equity Compensation Plans approved by securityholders (the “2004 Plan”)	1,862,334 (1)	1.50	57,666
Equity Compensation Plans not approved by securityholders (the “2006 Plan”)	200,000(1)	2.25	N/a
Total	2,062,334	1.58	57,666

(1)

The total number of options available under the 2004 Share Option Plan is 1,920,000. 200,000 options agreed to be granted in January 2006 are conditional upon the adoption of the 2006 Plan - see “Particulars of Other Matters to be Acted Upon – 1. Adoption of Share Option Plan”

The Company established a share option plan for the granting of options to employees and service providers, which plan was approved by shareholders on June 25, 2004 at the annual meeting of the shareholders, and accepted by the TSX-V. The Plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company, at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 3 years. See also information about the proposed 2006 Plan under “Particulars of Other Matters to be Acted Upon – 1. Adoption of Share Option Plan”.

ADDITIONAL DISCLOSURES

Indebtedness of Directors and Officers

At December 31, 2005, and at the date hereof, there were no monies owing to the Company by any director, officer or employee, or proposed or former director, officer or employee, of the Company or any of its subsidiaries, or any associate of such persons.

Management Contracts

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or officers of the Company or its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

No current or proposed director or officer of the Company, nor any person who has been a director or officer of the Company since January 1, 2005, nor any of their affiliates or associates, has any material or substantial interest, whether by way of beneficial ownership of the Company’s securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or appointment of auditors, except as disclosed in this Management Proxy Circular.

Interest of Informed Persons in Material Transactions

An informed person is one who generally speaking is a director or officer or a 5% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries during fiscal 2005 nor in the current year, other than as set out below, elsewhere in this Management Proxy Circular or in documents referred to in it.

Infratil Gas Limited participated in the private placement of shares and warrants in the Company in October 2005. David Newman, Chairman of the Board of Directors of the Company, is also chairman of the Board of Directors of Infratil Limited, Infratil Gas Limited’s sole shareholder. He took no part in the Board’s deliberations related to placement of units to Infratil Gas Limited.

An exploration drilling operation in Papua New Guinea was announced in February 2005. An unlisted British public company, Rift Oil PLC, has committed to fund the first $6 million of expenditure on the Douglas-1 well, which will test a large, seismically defined structure in the foreland area of the proven productive Papuan Basin. This well is due to commence drilling in March 2006. Jenni Lean, one of the Company’s former officers, joined Rift as its CEO, in January 2005, contemporaneously with her resignation as an officer of the Company.

In fiscal 2005, office rents of $36,524 were paid to a family trust controlled by Dave Bennett (the former CEO and a director). These amounts were fair market payments.

In fiscal 2005, Lang Michener LLP, the law firm in which Bernie Zinkhofer (a director until July 2005) is a partner, performed legal services for the Company, and was paid $66,470 in fees for such services.

In fiscal 2005, DLJ Management Ltd., a financial services firm of which Garth Johnson (a director until January 2006) is an employee, performed financial services for the Company, and was paid $18,000 in fees for such services.

DIRECTORS’ APPROVAL

The Board of Directors of the Company has approved the contents of this Management Proxy Circular and its delivery to shareholders and to the appropriate regulatory agencies.

DATED at Wellington, New Zealand, March 3, 2006

“David Newman”

David Newman
Chairman of the Board

If you require further information or clarification of any matter in this Management Proxy Circular, please contact Jeanette Watson, Company Secretary, at:

Phone: +64 (4) 476 2717; Fax: +64 (4) 476 0120; E-mail: mail@austral-pacific.com

Street Address:	Mail Address:
284 Karori Road	PO Box 17-258
Karori	Karori
Wellington	Wellington
New Zealand	New Zealand

Please note that the Company’s address will change as from April 14, 2006 to:

Street Address:	Mail Address:
Level 3, 40 Johnston Street	PO Box 5337
Wellington	Lambton Quay
New Zealand	Wellington
New Zealand